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SECUR[barcode] IISSION

11020603

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SEC FILE NUMBER
8-08775

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Distributors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Castella (212) 335-5926
(Area Code - Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2011
03 REGISTRATIONS BRANCH

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, SCOTT CUOTO and HARRIS KOMISHANE, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fidelity Distributors Corporation for the year ended December 31, 2010, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2/28/11

President
Title

Signature: [signature] Date: 2/28/11

Senior Vice President and Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 28th day of February, 2011

[signature]
Notary Public

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR LLC):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Distributors Corporation (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 28, 2011

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(Dollars in thousands, except share data)

ASSETS		
Investments, at fair value	$	57,279
Receivables:		
Brokers and dealers		135,332
Mutual funds		178,599
Total Receivables		313,931
Deferred dealers concessions, net		41,505
Property and equipment, net		38
Prepaid expenses		300
Total Assets	$	413,053
LIABILITIES		
Payables:		
Brokers and dealers	$	146,756
Mutual funds		135,258
Total Liabilities		282,014
STOCKHOLDER'S EQUITY		
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; 4,750 shares issued and outstanding		475
Common stock, $1 par value; authorized 1,000,000 shares; 1,061 shares issued and outstanding		1
Additional paid-in capital		132,292
Retained earnings		107,710
		240,478
Less: Net receivable from FMR LLC		(109,439)
Total Stockholder's Equity		131,039
Total Liabilities and Stockholder's Equity	$	413,053

The accompanying notes are an integral part of the statement of financial condition.

A. Principal Business Activities

Fidelity Distributors Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company's parent is FMR LLC. The Company is the principal underwriter and distributor of mutual funds managed by an affiliate and is the sponsor of the Fidelity Destiny plans.

B. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2010. Actual results could differ from the estimates included in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers and Mutual Funds

Included in the receivables from brokers and dealers and mutual funds and the payables to brokers and dealers and mutual funds are mutual funds' purchase and redemption trades, measured at fair value, that are unsettled at December 31, 2010.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits.

Investments

Investments consist of shares held in Fidelity money market mutual funds and an actively traded equity security. Investments are measured at fair value on a recurring basis. The fair values of investments are determined using quoted market prices or published net asset values, as applicable.

B. Summary of Significant Accounting Policies, continued:

Fair Value Measurement

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using primarily the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, three to 15 years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

Deferred Dealers Concessions

Deferred dealers concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds which are deferred and amortized over periods generally ranging from one to five years. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is fully charged against income.

Deferred dealers concessions of $41,505 are reported net of accumulated amortization of $111,929 as of December 31, 2010.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the carrying amount of a long-lived asset exceeds its fair value and exceeds the sum of the expected undiscounted cash flows from its use and eventual disposition, the carrying amount of the asset is reduced to fair value.

Income Taxes

The Company is allocated by FMR LLC a direct intercompany charge equivalent to taxes due on income as if it were filing tax returns on a separate company basis. Deferred income taxes are allocated to the Company by FMR LLC as a result of differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2010, the Company's net deferred tax assets approximated $472 and are included in the net receivable from FMR LLC. The primary source of temporary differences which comprise the net deferred tax asset is deferred compensation expense. FMR LLC files state tax returns on a unitary/combined basis which is reflected in the Company's income tax charge (benefit). Additionally, the Company files certain state tax returns on a separate company basis.

Recent Accounting Pronouncements

Fair Value Measurements

In January 2010, the FASB amended its standard on fair value measurements and disclosures to add new requirements for disclosures about significant transfers into and out of Levels 1 and 2 and gross presentation of activity within the Level 3 rollforward with separate disclosures about purchases, sales, issuances, and settlements. The amended standard also clarifies existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Company adopted this amended standard effective January 1, 2010. Adoption of this amended standard did not have a material impact on the financial statements.

C. Investments

At December 31, 2010, investments consist of the following:

	Cost	Unrealized Gains	Fair Value
Money market funds	$ 57,271	$ -	$ 57,271
Equity security	3	5	$ 8
Total	$ 57,274	$ 5	$ 57,279

(Dollars in thousands)

C. Investments, continued:

At December 31, 2010, all of the Company's investments measured at fair value are classified as Level 1 within the fair value hierarchy. There were no transfers into or out of Level 1 of the fair value hierarchy during the current period.

D. Transactions with FMR LLC and Affiliated Companies

The Company is party to several arrangements with affiliated companies related to marketing and distribution services.

The Company updates arrangements with affiliated companies on a periodic basis. During the year ended December 31, 2010, substantially all of the Company's employees transferred to another affiliate.

The Company participates in FMR LLC's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR LLC's Retiree Health Reimbursement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR LLC share-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value ("NAV") of FMR LLC shares, as defined.

All intercompany transactions with FMR LLC and affiliated companies are charged or credited through an intercompany account with FMR LLC and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR LLC. Under an agreement with FMR LLC, the Company may offset assets and liabilities which will ultimately be settled by FMR LLC on behalf of the Company against its receivable from FMR LLC. In accordance with the agreement, net liabilities of approximately $53,551 have been offset against the receivable from FMR LLC.

E. Property and Equipment

Property and equipment consists of the following at December 31, 2010:

Software	$	1,373
Computer equipment		800
Other		25
		2,198
Less: Accumulated depreciation and amortization		(2,160)
	$	38

F. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

G. Concentration of Credit Risk

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

H. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2010, the Company had net capital of $54,725 of which $54,475 was in excess of its required net capital of $250.

I. Subsequent Events

The Company evaluated subsequent events through February 28, 2011 and did not identify any events that would require adjustments to or disclosure in its financial statements.